P.O. Box 370
Kirkland Lake, ON, P2N 3J1

Symbol - TSX & AIM: KGI
April 18, 2007
Drill Hole 53-637 of the New South Mine Complex Returns
1.02 Ounces of Gold over 69.1 feet core length, (uncut, 25.9 feet true width) on Best Intersection of #7 Break to Date
& New South Zone Continues To Expand

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on exploration drilling testing the New South Mine complex. The New South Mine consists of 15 or more mineralized zones, one of which is the New South Zone, that have been discovered to date south of the mine workings. The #7 Break is the one of the first zones to the south of the `04/Main Break and is located approximately 520 feet south of the existing workings.

The Company has received assays for two drill hole intersections of considerable importance. Hole 53-637 assayed 1.02 ounces of gold per ton (“opt”) uncut (0.85 opt cut) over a core length of 69.1 feet (25.9 feet true width). This represents the widest intersection to date on the #7 Break and is located at the -4975 elevation. It also represents the highest elevation of ore-grade material intersected to date on the #7 Break. Hole 50-762 has intersected the New South Zone 400 east of any previous drilling and assayed 0.53 opt over a core length of 46.5 feet (18.9 feet true width). This hole has increased the strike length of the New South Zone to 2,100 feet.

”The #7 Break has consistently returned high-grade gold mineralization over relatively narrow widths compared to other zones in the New South Complex, however, this latest hole indicates a substantial widening of the zone in this area” said Stewart Carmichael, Chief Exploration Geologist. Mike Sutton, Chief Geologist added “The latest step out hole on the New South Zone continues to confirm the considerable potential to the south. The likelihood of the extension of this zone further south underlies the importance of the recent new property acquisitions.”

Highlights of the current results:

•
Drill hole 53-637 has intersected what is interpreted to be the #7 Break at the -4975 elevation and assayed 1.05 opt uncut (0.88 opt cut) over a true width of 25.9 feet. The intersection is located 190 feet up-dip of previously released drill hole 50-669W1 which assayed 21.98 opt over a core length of 1.0 feet. (see press release dated February 14, 2006) (see )

•	The intersection in 53-637 is characterised by a structurally controlled quartz breccia vein with low sulphide content. The hole ended in mineralization as the limit of the drill had been reached.

•
Drill hole 50-762 has intersected the New South Zone and assayed 0.53 opt over an estimated true width of 18.9 feet. The importance of this intersection is that it represents the furthest east intersection to date and is located 434 feet east of previously released drill hole 50-743C which assayed 1.24 opt over a core length of 8.2 feet (see press release dated January 16, 2007)

•
The New South Zone intersection in drill hole 50-762 has now increased the strike length of the New South Zone to 2,100 feet. Additional infill drilling will be required to bring this intersection into resources and reserves. (see )

•	An additional B-10 electric drill has been mobilized onto the 5000 level to specifically target the latest #7 Break intersection in drill hole 53-637.

The diagrams referred to in this release may be viewed at the Company’s website, www.klgold.com and will provide context to the above statements.

Figure 1 is a cross section in the plane of the #7 Break.

Figure 2  is a plan view showing the latest new South Zone intersection.

The following table summarizes the latest drilling program results. (Imperial values)

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz per ton/feet)
53-637	#7 Break Incl.	696.9 752.7	766.0 755.6	+24	347	1.02/69.1’ CL=25.9’ TW, Uncut 0.85/69.1’CL=25.9’ TW, Cut 7.36/2.9’ CL=1.1’ TW, VG
50-762	?? ?? New South	1357.7 1972.0 2436.9	1358.7 1974.5 2483.5	-16	111.5	2.96/1.0’ CL = ??TW, VG Assays Pending/2.5’ CL, VG 0.53/46.5’ CL=18.9’ TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 opt

The following table summarizes the latest drilling program results. (Metric values)

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
53-637	#7 Break Incl.	212.5 229.5	233.5 230.4	+24	347	35.0/21.0m CL=7.9m TW, Uncut 29.1/21.0m CL=7.9m TW, Cut 252.3/0.9m CL=0.3m TW, VG
50-762	?? ?? New South	413.9 601.2 743.0	414.2 602.0 757.2	-16	111.5	101.5/0.3m CL = ??TW, VG Assays Pending/0.8m CL, VG 18.2/14.2m CL=5.8m TW, VG

        TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 120 grams/tonne

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties - Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves - in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

Cautionary Note Regarding Forward Looking Statements

This Press Release may contain statements which constitute ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company=s future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the Company=s periodic filings with the Securities and Exchange Commission, including the Company=s annual report on Form 20-F and current report on Form 6-K, which may be viewed on EDGAR at www.sec.gov, and its periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

For further information, please contact:
Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com	Chelsea Hayes Pelham Public Relations Phone 020 7743 6675 E-mail: chelsea.hayes@pelhampr.com

Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange
has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

FIGURE 1

FIGURE 2